AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
MONTHLY PRICING SUPPLEMENT, DATED FEBRUARY 3, 2014,
TO THE PROSPECTUS, DATED MAY 2, 2013

Monthly Pricing Supplement
(unaudited)

On February 3, 2014, our net asset value (“NAV”) per institutional share is $9.943 and our NAV per retail share is $10.116.

The following sets forth the calculation of NAV for each of the institutional shares and retail shares:

Net Asset Value as of January 2, 2014:	$20,952,377.80

Net Assets as of February 3, 2014:
Real Estate Properties, at Fair Value	$34,653,765.48
Non-Real Estate Assets (1)
Cash and Cash Equivalents	434,087.46
Subscriptions Receivable	-
Prepaid Organizational and Other Costs	5,508,602.28
Total Net Assets	40,596,455.22
Liabilities
Financing	16,441,596.95
Deferred Revenue	108,427.93
Redemptions Payable	-
Other Liabilities (1)	2,955,013.60
Total liabilities	19,505,038.48
Net Asset Value	$21,091,416.74

(1)     As described in “Valuation Policies” in our Prospectus, the Company estimates operating income and certain expenses and adds, or deducts, the daily accrual of such estimated expenses in determining NAV. Any operating income or such expense items that exceed the amount of such estimates will be adjusted monthly on a going forward basis.

The NAV per share for a particular day can be found on our website at www.arcdailynav.com or by calling our toll-free, automated telephone line at 1-866-532-4743.

www.arcdailynav.com - 1.866.532.4743

Below is the NAV per share for each of the institutional shares and the retail shares for each day subsequent to our last pricing supplement.

Date	NAV per institutional share	NAV per retail share
January 3, 2014	$9.943	$10.108
January 6, 2014	$9.943	$10.109
January 7, 2014	$9.943	$10.109
January 8, 2014	$9.943	$10.109
January 9, 2014	$9.943	$10.109
January 10, 2014	$9.943	$10.110
January 13, 2014	$9.943	$10.110
January 14, 2014	$9.943	$10.110
January 15, 2014	$9.943	$10.111
January 16, 2014	$9.943	$10.111
January 17, 2014	$9.943	$10.111
January 21, 2014	$9.943	$10.112
January 22, 2014	$9.943	$10.112
January 23, 2014	$9.943	$10.112
January 24, 2014	$9.943	$10.113
January 27, 2014	$9.943	$10.113
January 28, 2014	$9.943	$10.114
January 29, 2014	$9.943	$10.114
January 30, 2014	$9.943	$10.114
January 31, 2014	$9.943	$10.114
February 3, 2014	$9.943	$10.116

www.arcdailynav.com - 1.866.532.4743

The real estate properties have initially been valued at cost, which we believe represents fair value. After such initial valuations, the value of these properties will be determined taking into consideration the valuations performed by our independent valuer, which will be performed on each property at least one calendar quarter after its acquisition.

As of February 3, 2014, the valuation of $34.7 million compares to a GAAP basis of real estate properties (before accumulated depreciation and amortization) of $32.8 million, representing an increase of approximately $1.9 million or 6%. The following are key assumptions (shown on a weighted-average basis) that are used in the direct capitalization models to estimate the value of our real estate investments by property type:

Property	Type	Overall Cap Rate	Direct Cap Value
Carlisle, IA	Retail	7.25%	$1,230,000
Phoenix, AZ	Retail	7.25%	$2,090,000
Gloster, MS	Retail	8.50%	$810,000
Alorton, IL	Retail	8.25%	$1,000,000
Kansas, OK	Retail	8.50%	$1,060,000
Woodville, MS	Retail	8.50%	$820,000
Chili, NY	Industrial	7.00%	$21,150,000
Temple, TX	Retail	7.50%	$1,100,000
Converse, TX	Retail	7.50%	$1,100,000
Slidell, LA	Retail	7.00%	$980,000
New Castle, IN	Retail	7.25%	$720,000
Sturgeon Bay, WI	Office	(1)	$608,800
Evanston, WY	Industrial	(1)	$1,984,966
Weighted Average Basis		7.23%

(1)     Newly acquired property valued at cost basis.

A change in the rates used would impact the calculation of the value of our properties. For example, assuming all other factors remain constant, an increase in the weighted average annual overall capitalization rate of 0.25% would reduce the value of our real properties as of February 3, 2014 by approximately 3.35%.

This is only a mathematical illustration and is not intended to qualify the values reflected above.

www.arcdailynav.com - 1.866.532.4743